UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Viscogliosi Brothers Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

92838K 100
(CUSIP Number)

               December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 10 Pages

CUSIP No. 92838K 100	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON VBOC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,036,250(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,036,250(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,250(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON* OO

(1) Does not include 5,484,375 shares issuable upon exercise of 5,484,375 warrants. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) 30 days after the completion of an initial business combination and (y) January 11, 2022, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

CUSIP No. 92838K 100	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON John J. Viscogliosi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,036,250(1)
		SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,036,250(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,250(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON* IN(2)

(1) Consists of shares owned by VBOC Holdings, LLC and Viscogliosi Brothers, LLC . Does not include 5,484,375 shares issuable upon exercise of 5,484,375 warrants owned by VBOC Holdings, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) 30 days after the completion of an initial business combination and (y) January 11, 2022, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

(2) Shares are owned by VBOC Holdings, LLC for which Viscogliosi Brothers, LLC is the managing member, and by Viscogliosi Brothers, LLC. Anthony Viscogliosi, John J. Viscogliosi and Marc R. Viscogliosi, as the principals of Viscogliosi Brothers, LLC share voting and dispositive control over the shares.

CUSIP No. 92838K 100	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Anthony Viscogliosi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,036,250(1)
		SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,036,250(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,250(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON* IN(2)

CUSIP No. 92838K 100	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Marc R. Viscogliosi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,036,250(1)
		SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,036,250(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,250(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON* IN(2)

CUSIP No. 92838K 100	13G	Page 6 of 9 Pages

Item 1.

	(a)	Name of Issuer: Viscogliosi Brothers Acquisition Corp.

	(b)	Address of Issuer's Principal Executive Offices:

505 Park Avenue, 14th Floor
New York, NY 10022

Item 2.

	(a)	Name of Person Filing:	VBOC Holdings, LLC
John J. Viscogliosi
Anthony Viscogliosi
Marc R. Viscogliosi

	(b)	Address of Principal Business Office or if none, Residence:

c/o Viscogliosi Brothers Acquisition Corp.
505 Park Avenue, 14th Floor New York, NY 10022

	(c)	Citizenship:	VBOC Holdings, LLC – Delaware
John J. Viscogliosi – United States
Anthony Viscogliosi – United States Marc R. Viscogliosi – United States

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value

	(e)	CUSIP Number: 92838K 100

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

VBOC Holdings, LLC – 2,036,250 shares.

John J. Viscogliosi – 2,036,250 shares. Consists of shares of common stock owned by VBOC Holdings, LLC.

Anthony Viscogliosi – 2,036,250 shares. Consists of shares of common stock owned by VBOC Holdings, LLC.

Marc R. Viscogliosi – 2,036,250 shares. Consists of shares of common stock owned by VBOC Holdings, LLC.

The foregoing does not include 5,484,375 shares issuable upon exercise of 5,484,375 warrants owned by VBOC Holdings, LLC. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) 30 days after the completion of an initial business combination and (y) January 11, 2022, and expires 5 years after the completion of an initial business combination, or earlier upon redemption.

John J. Viscogliosi, Anthony Viscogliosi and Marc R. Viscogliosi share voting and dispositive power over the securities owned by VBOC Holdings, LLC.

CUSIP No. 92838K 100	13G	Page 7 of 9 Pages

(b)	Percent of Class:

VBOC Holdings, LLC – 18.8%

John J. Viscogliosi – 18.8%

Anthony Viscogliosi – 18.8%

Marc R. Viscogliosi – 18.8%

The foregoing percentages are based on 10,781,250 shares of common stock outstanding as of December 31, 2022.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

VBOC Holdings, LLC – 2,036,250 shares.

John J. Viscogliosi – 0 shares.

Anthony Viscogliosi – 0 shares

Marc R. Viscogliosi – 0 shares

(ii)	shared power to vote or to direct the vote:

VBOC Holdings, LLC – 0 shares.

John J. Viscogliosi – 2,036,250 shares.

Anthony Viscogliosi – 2,036,250 shares

Marc R. Viscogliosi – 2,036,250 shares

(iii)	sole power to dispose or to direct the disposition of:

VBOC Holdings, LLC – 2,036,250 shares.

John J. Viscogliosi – 0 shares.

Anthony Viscogliosi – 0 shares.

Marc R. Viscogliosi – 0 shares.

CUSIP No. 92838K 100	13G	Page 8 of 9 Pages

(iv)	shared power to dispose or to direct the disposition of:

VBOC Holdings, LLC – 0 shares.

John J. Viscogliosi – 2,036,250 shares.

Anthony Viscogliosi – 2,036,250 shares.

Marc R. Viscogliosi – 2,036,250 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 92838K 100	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 01, 2023

VBOC HOLDINGS, LLC

By:	/s/ John J. Viscogliosi
Name: John J. Viscogliosi
Title: Managing Member

/s/ John J. Viscogliosi
John J. Viscogliosi

/s/ Anthony Viscogliosi
Anthony Viscogliosi

/s/ Marc R. Viscogliosi
Marc R. Viscogliosi

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value, of Viscogliosi Brothers Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of March 01, 2023.

VBOC HOLDINGS, LLC

By:	/s/ John J. Viscogliosi
Name: John J. Viscogliosi
Title: Managing Member

/s/ John J. Viscogliosi
John J. Viscogliosi

/s/ Anthony Viscogliosi
Anthony Viscogliosi

/s/ Marc R. Viscogliosi
Marc R. Viscogliosi